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                              March 22, 2023

       Keith Jaffee
       Chief Executive Officer
       Banyan Acquisition Corp
       400 Skokie Blvd
       Suite 820
       Northbrook, IL 60062

                                                        Re: Banyan Acquisition
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 17,
2023
                                                            File No. 001-41236

       Dear Keith Jaffee:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 17, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Keith Jaffee
Banyan Acquisition Corp
March 22, 2023
Page 2
      consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                           Sincerely,
FirstName LastNameKeith Jaffee
                                                           Division of
Corporation Finance
Comapany NameBanyan Acquisition Corp
                                                           Office of Real
Estate & Construction
March 22, 2023 Page 2
cc:       Mark D. Wood, Esq.
FirstName LastName